Articles of Association
BEIJING HUATE XINGYE KEJI CO., LTD.

Chapter 1 General Provisions

Article 1

In accordance with Law of the People's Republic of China on Foreign-Capital Enterprises and other relevant Chinese laws and regulations, WALLS DEVELOPMENT LIMITED of Hong Kong intends to set up BEIJING HUATE XINGYE KEJI CO., LTD. (hereinafter referred to as the Company), an exclusively foreign-owned enterprise, in the People's Republic of China. For this purpose, these Articles of Association hereunder are worked out.

Article 2

The name of the Company in Chinese is
The name of the Company in English is BEIJING HUATE XINGYE KEJI CO., LTD.
The legal address of the Company is at Rm.5701 Shenchang Building, No.51 Zhichun Rd., Haidian District, Beijing China

Article 3

The investing party is as following:
Name: WALLS DEVELOPMENT LIMITED
Address: Rm.42, 4th floor, New Henry House, 10 Ice House Street, Central, Hong Kong
Representative: Mr Siu Choi Fat
Title: Executive Director
Nationality: Hong Kong P.R.C

Article 4

The organization form of the Company is a limited liability company. The investing party is liable to the Company within the limit of its capital subscription, and the Company shall assume external liabilities with all of its assets.

Article 5

The Company is under the governance and protection of Chinese laws and its activities must comply with the stipulations of the Chinese laws, decrees and relevant regulations and shall not damage the public interests of China.

Chapter 2 ObjectivesôScope and Scale of Production and Business

Article 6

The objective of the Company is to produce IT Software, develop new products, and sharpen competitive edge in the world market in product quality and price by adopting advanced and applicable technology and scientific management methods, so as to raise economic results and ensure satisfactory economic benefits for the investing party.

Article 7

The business scope of the Company is Research and Develop on Computer and Communication Software; Integration of computer systems; Computer’s technology training, consulting, transferring and other services.

Article 8

The production scale of the Company after being put into operation is One Million RMB.

Article 9

The proportion for export of the Company is 10%. The Board of Directors or the corporate management with authorization from the Board of Directors can decide at its own discretion on domestic or overseas sale of the products of the Company.

Chapter 3 Total Investment Amount and the Registered Capital

Article 10

The amount of total investment of the Company is 100,000 RMB; the registered capital is 100,000 RMB.

The contribution methods of the Company are, cash 100,000 RMB by kind equivalent of USD at the spot exchange rate.

Article 11

The investing party shall paying off all the capital within six months upon the issuance of business license.

Article 12

Within 30 days upon the capital contribution of the Company to any installment, the Company shall engage certified public accountants registered in China to verify the capital and present a report on the verification of capital. Within 30 days upon receipt of the report on capital verification, the Company shall present a certificate of capital contribution to the investing party and file with the original examination and approval authority and the administrative department of industry and commerce.

Article 13

The readjustment of registered capital or total investment amount shall, after being unanimously agreed by the Board of Directors, be submitted to the original examination and approval authority for approval and go through alteration formalities with the administrative department of industry and commerce.

Chapter 4 Shareholder

Article 14

Shareholders are the authority to exercise the following powers:

(1) The company's operating policies and investment decisions;

(2) Election and replacement of executive directors and supervisors who are not acted by representatives of workers; decision of the remuneration for the executive director and supervisor;

(3) Examination and approval of the report from the executive directors.

(4) Examination and approval of the report from the supervisors;

(5) Examination and approval of the annual financial budget plan and final account plan;

(6) Examination and approval of the profit distribution plan and deficit coverage plan.

(7) To make resolution for registered capital’s increase or decrease of the company.

(8) To make resolution for issuing corporation bonds;

(9) To make resolution for corporation merger, separation, dissolution, liquidation or change in the form of the company;

(10) To amend the corporation charter;

Chapter 5 Legal Representative

Article 15 Company has one executive director who is the legal representative for company without establishing board of directors;

Article 16 Executive director can exercise the following powers:

(1) To resolute and approve important reports from manager, general engineer, general accountant.

(2) To draft annual financial report, budget for revenues and expenditure, annual distribution plan.

(3) To approve important regulations of company.

(4) To resolute on establishing branches of company.

(5) To be responsible for liquidation of company’s expiration and termination

(6) To resolute on employment of manager and other high level personnel, and their remuneration.

 Article 17 Executive director should be accredited by shareholders. Each term for a executive director is 3 years, after renewed accreditation by shareholders, office term can be continued.

Chapter 6, Supervisors

Article 18 Company has one supervisor without establishing board of supervisors, which is accredited by shareholders. Each term for supervisor is 3 years, office term can be continued.

Article 19

The supervisor exercise of the following powers:

(1) To examine corporate financial situation;

(2) To monitor the executive directors, senior management officer in the execution of their duties in company; To propose dismission plan on shareholders, directors and other senior management personnel who are in violation of laws, administrative regulations and the constitution of company.

(3) To correct the action of executive directors, senior management personnel when the action poses threat or harm to company’s interests.

(4) To submit proposals to shareholders;

(5) To take judicial proceedings against the executive directors and senior management personnel when their action harms interests of company.

Chapter 7 Business Management Office

Article 20

The Company exercises general manager responsibility system under the leadership of the Board of Directors, with 1 general manager to be engaged by the Board of Directors.

Article 21

The general manager is directly responsible to the Board of Directors and shall carry out various decisions of the Board and organize and guide the overall production of the Company.

Article 22

The tenure of the general manager is 3 Years. With the approval of the Executive Director, the general manager can continuance in office. The Executive Director can act as the general manager or hold other management positions.

Article 23

The general manager and all the other managers shall earnestly perform their duty and shall not hold concurrent post as a manager or other forms of employee for other companies.

Article 24

Several department managers may be appointed by the management office to be responsible for the work in various departments respectively, handle the matters handed over by the general manager and be responsible to them.

In case of malpractice or serious dereliction of duty on the part of the general manager, they can be dismissed at any time upon the decision of the Board meeting.

In case of malpractice or serious dereliction of duty on the part of the senior managers, the Board of Directors shall have the power to dismiss them at any time.

Chapter 8 Taxation, Finance and Foreign Exchange Management

Article 25

The Company shall pay various items of taxes in accordance with relevant Chinese laws and stipulations on taxation.

Article 26

The fiscal year of the Company shall be from January 1 to December 31 of each Gregorian calendar year. The first fiscal year shall be from the day when the business license is issued to December 31 of the same year.

Article 27

All accounting vouchers, account books and statements shall be written in Chinese and shall, if written in foreign languages, be supplemented with Chinese.

Article 28

The Company shall use RMB bookkeeping. Conversion of RMB with other currencies shall be calculated on the basis of middle rate promulgated by the State Administration of Foreign Exchange on the day of arising.

Article 29
The Company shall, in accordance with applicable Chinese laws and regulations, open a foreign currency account and a RMB account in domestic banks.

Article 30

Staff members and workers of the Company shall pay individual income tax according to Individual Income Tax Law of the People's Republic of China.

Article 31

The Company shall implement accounting system in accordance with relevant financial management system of the People's Republic of China. The Company shall, according to international practice, adopt accrual accounting system and debit-credit book-keeping method.

Article 32

In the first 3 months of each fiscal year, the general manager shall prepare the previous year's balance sheet, profit and loss statement and profit distribution proposal and submit them to the Board of Directors for examination and approval.
Financial checking and examination of the Company shall be conducted by an auditor registered in China and the auditor's report shall be submitted to the Board of Directors.

Article 34

The foreign exchange issues of the Company shall be handled in accordance with the relevant laws and regulations concerning foreign exchange administration.

Chapter 9 Distribution of Profits

Article 35

The Company shall set aside allocations for reserve funds, expansion funds of the Company and welfare funds and bonuses for staff and workers from the after-income-tax profits. The specific proportion of allocations shall be decided by the Board of Directors in accordance with Rules for the Implementation of the Law of the People's Republic of China on Foreign- Capital Enterprises and other relevant laws and regulations of China.

Article 36

The remaining profits after payment of company income tax and allocation of various funds in accordance with the stipulations of Article 38 shall be distributed to the investing party according to the decision of the Board of Directors.

Article 37

The profits of the Company shall be distributed annually and no profits shall be distributed should the losses in the previous years not be covered. The undistributed profits in the past fiscal years can be distributed together with the distributable profits in the current fiscal year.

Chapter 10  Labor Management

Article 38

Such issues of the Company as recruitment, employment, dismissal, resignation, welfare, labor protection and labor discipline shall be handled in accordance with relevant stipulations of China on labor and social insurance. The Company shall not employ child labor.

Article 39

The Company shall enter into labor contract with the employees and shall file with the local labor administration authority.

Article 40

The Company has the power to impose punishment such as disciplinary warning, demerit recording, wage reduction and even dismissal in case of grave misconduct on the staff members and workers violating the rules, regulations and labor discipline of the Company. Dismissal of staff member or worker shall be filed with the local labor administration authority.

Article 41

The wages and remuneration of the staff members and workers of the Company shall be decided by the Board of Directors in accordance with relevant stipulations in China and according to the situation of the Company and shall be specifically stipulated in the labor contract.

Chapter 11 Trade Union

Article 43

The staff members and workers of the Company have the right to set up grassroots trade union organization and carry out trade union activities in accordance with the provisions of Trade Union Law of the People's Republic of China.

Article 44

The trade union of the Company represents the interests of the staff members and workers. It plays the following roles:

safeguarding the lawful rights and interests of staff members and workers according to law,

assisting the Company in proper allocation and utilization of employee welfare and bonus fund,

organizing the staff members and workers to study politics, science, technology and professional knowledge and carry out recreational and physical activities,

educating the staff members and workers to observe labor discipline and strive to fulfill the various economic targets of the Company.

Article 45

The trade union of the Company can, on behalf of the staff members and workers, enter into collective labor contract with the Company and supervise the performance of the labor contract.

Article 46

When the Company study and decide on the issues relating to staff members and workers such as reward and punishment, wage system, welfare, labor protection and insurance, the representatives of the trade union have the right to attend the meeting as a non-voting delegate. The Company shall listen to the opinions of the trade union and seek cooperation from the trade union.

Article 47

The Company shall actively support the work of the trade union and, in accordance with Trade Union Law of the People's Republic of China, provide the trade union with necessary premises and facilities to conduct work, hold meeting and carry out collective welfare, cultural and physical activities for the staff members and workers.

Article 48

The Company shall allocate on a monthly basis 2% of the actually paid wages of the staff members and workers as its trade union fund, which shall be used by its trade union in accordance with the measures of All-China Association of Trade Union on the management of trade union fund.

Chapter 12  Insurance

Article 49

Insurance policies of the Company on various kinds of risks shall be underwritten with the insurance companies in China. Types, value and duration of insurance shall be decided by the Board of Directors in accordance with the stipulations of the insurance companies.

Chapter 13  Duration, Dissolution and Liquidation

Article 50

The operating period of the Company is 30 years and shall start from the date on which the business license of the Company is issued.

Article 51

Should the investing party decide to extend the operating period, it shall submit a written application to the original examination and approval authority at lease 6 months prior to the expiry date of the operating period. The duration can be extended upon the approval of the examination and approval authority and completion of registration formalities in the original registration authority.

Article 52

In addition to expiration of the operating period, the Board of Directors can decide to terminate the Company ahead of time due to the following reasons:

1.	Heavy losses due to mismanagement;

2.	Unable to go on business due to heavy losses caused by force majeure such as natural disaster and war;

3.	Bankrupt;

4.	Revoked according to law due to violation of Chinese laws and regulations and damage to public interests;

5.	Occurrence of other causes for termination as stipulated in the present Articles of Association.

Article 53

Upon the expiration or termination of the operating period of the Company, the Board of Directors shall formulate liquidation procedures and principles and organize a liquidation committee. The liquidation committee shall be composed of at least three members, who will be selected by the Board of Directors from the directors or engaged by the Board of Directors from the relevant professionals.

Article 54

The liquidation committee shall conduct liquidation on the Company in accordance with Liquidation Measures for Foreign-funded Enterprises. The role of the liquidation committee is to check up completely the assets, creditor’s rights and liabilities of the Company, prepare balance sheet and statement of assets, formulate liquidation scheme and implement this scheme after the investors pass it.

Article 55

During the period of liquidation, the liquidation committee shall act as the legal representative of the Company in filing and responding to lawsuits.

Article 56

The liquidation expenses shall be paid in priority from the existing assets of the Company.

Article 57

After the liquidation of the Company is over, the remaining assets after liquidation of debts shall be distributed to the investing party.

Article 58

After the liquidation is over, the Company shall go through the formalities of registration cancellation with the administrative department of industry and commerce, hand in the business license for cancellation and announce the liquidation to the public.

Chapter 14  Law In Use

Article 61

This article of association is in accordance with Law of the People's Republic of China

Chapter 15  Rules and Regulations

Article 62

The Company shall formulate the following rules and regulations through the Board of Directors:

1.	business management system, including the function and power and working procedure of the subordinate management departments;

2.	code of conduct for employees;

3.	labor and wage system;

4.	work attendance, promotion, reward and punishment system for employees;

5.	employee welfare system;

6.	financial system;

7.	liquidation procedure for liquidation of the Company;

8.	other necessary rules and regulations.

Chapter 16  Supplementary Provisions

Chapter 63

The present Articles of Association shall be written in Chinese. The present Articles of Association shall be made in 2 original copies, with one copy for the investing party, one copy for the examination and approval authority and one copy for the administrative department of industry and commerce.

Article 64

The formation, validity, execution and interpretation of the present Articles of Association shall be governed by the relevant laws and regulations of the People's Republic of China. In case there is no applicable Chinese law for a specific issue, international practices shall be used as reference.

Article 65

The present Articles of Association will become valid only upon the approval of the Administrative Commission. The same applies to the amendment to these Articles of Association.

Article 66

The present Articles of Association is signed in Beijing (place) on 10-03-2008 (date) by the legal representative of the investing party or its authorized representative.

Legal representative of the Company or its authorized representative

Signature (stamp)